                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)
           Under Section 13(d) of the Securities Exchange Act of 1934

                               BE AEROSPACE, INC.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                        --------------------------------
                         (Title of Class of Securities)

                                    073302101
                               -----------------
                                 (CUSIP Number)

                                  Joseph Fisher
                                  Synthes, Inc.
                                1690 Russell Road
                                 Paoli, PA 19301
                                 (610) 647-9700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 26, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

_______________________________________________________________________________

CUSIP No.  073302101              SCHEDULE 13D/A              Page 2 of 5 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Hansjorg Wyss              ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
           (See Instructions)                                   (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
                PF
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Switzerland
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       2,473,609
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       2,473,609
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,473,609
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                                [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.93%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                IN

CUSIP No.  073302101              SCHEDULE 13D/A             Page 3 of 5 Pages

Item 1. Security and Issuer

        This statement amends a statement on Schedule 13D (the "Original
        Schedule 13D") filed by the Reporting Person on December 6, 1999 and Amendment No. 1 to the Original Schedule 13D (the "Amended Schedule 13D") filed by the Reporting Person on December 10, 1999 relating to the shares of Common Stock, par value $.01 per share (the "Common Stock") of BE Aerospace, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition have the meanings ascribed to them in the Original Schedule 13D. This report relates to (i) the purchase of 295,000 shares of Common Stock in various transactions from December 27, 1999 to January 25, 2000 and (ii) the grant of an option to purchase 5,000 shares of Common Stock on December 15, 1999.

Item 2. Identity and Background

         (a)      Name                      Hansjorg Wyss

         (b)      Address                   1690 Russell Road
                                            Paoli, PA 19301

         (c)      Title                     Hansjorg Wyss is the Chairman
                                            of the Board of Directors of
                                            Synthes-Stratec, Inc. He also
                                            serves on the Board of Directors
                                            of the Issuer.

         (d)      Criminal Convictions      No

         (e)      Securities Violations     No

         (f)      Citizenship               Switzerland

Item 3. Source and Amount of Funds or Other Consideration

         The shares of Common Stock were purchased by Mr. Wyss with personal funds.

Item 4. Purpose of Transaction

         Mr. Wyss' acquisition of the aforementioned shares of Common Stock is for the purpose of investment. Mr. Wyss does not presently have any plan or proposal to acquire control of the Issuer or which relates to or would result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;
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CUSIP No.  073302101              SCHEDULE 13D/A             Page 4 of 5 Pages

         (g) any change in the Issuer's Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing the Common Stock to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System;

         (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above;

provided, however, that Mr. Wyss may acquire additional shares of Common Stock in the open market or private transactions from time to time as shares become available for purchase. Mr. Wyss intends to review his position in the Issuer from time to time and may, depending upon his evaluation of its business and prospects, and upon future developments, including, but not limited to, the attitude of the Board of Directors and management of the Issuer, general economic conditions and money and stock market conditions, determine to cease buying shares or to increase or decrease his position in the Issuer. Mr. Wyss does not presently intend to make a tender offer for shares. As a result of his periodic review of his position in the Issuer, however, Mr. Wyss may make a tender offer for shares in the future.

Item 5. Interest in Securities of the Issuer

         (a) Table I sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Wyss. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of January 5, 2000, at which time there were 24,872,948 shares of Common Stock issued and outstanding. Mr. Wyss owns 2,446,109 shares of Common Stock and options to purchase 27,500 shares of Common Stock for an aggregate beneficial ownership of 2,473,609 shares.

Table I

                             Aggregate Amount of
  Title of Class        Beneficial Ownership of Class       Percentage of Class
  --------------        -----------------------------       -------------------
  Common Stock                    2,473,609                         9.93%

         (b) The number of Shares as to which Mr. Wyss has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

             (i) Sole Voting Power. Mr. Wyss has sole voting power with respect to 2,473,609 Shares beneficially owned.

             (ii) Shared Voting Power. Mr. Wyss does not hold any Shares with shared voting power.

             (iii) Sole Dispositive Power. Mr. Wyss has sole power to dispose or to direct the disposition with respect to 2,473,609 Shares beneficially owned.

             (iv) Shared Dispositive Power. Mr. Wyss does not share power to dispose or to direct the disposition of Shares.

CUSIP No.  073302101              SCHEDULE 13D/A             Page 5 of 5 Pages

         (c) Mr. Wyss made the following purchases of Common Stock following the filing of the Amended Schedule 13D:

 Transaction Date    Number of Shares     Transaction Type       Price per Share
 ----------------    ----------------   --------------------     ---------------
     12/27/99              15,000       Open Market Purchase         $7.875
     12/28/99              40,000       Open Market Purchase          7.844
     12/28/99              85,000       Open Market Purchase          7.875
     1/6/2000               5,000       Open Market Purchase          7.875
     1/21/2000             35,000       Open Market Purchase          9.500
     1/24/2000             70,000       Open Market Purchase          9.500
     1/25/2000             22,500       Open Market Purchase          9.375
     1/25/2000             22,500       Open Market Purchase          9.313

In addition, on December 15, 1999 the Reporting Person was granted an option to purchase 5,000 shares of Common Stock at an exercise price of Seven Dollars ($7.00) per share.

         (d) Not applicable.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

         Mr. Wyss is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits

     A. Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2000

/s/ Hansjorg Wyss
---------------------------
    Hansjorg Wyss